







INVEST IN **BOOSTLY (YC S22)**

The SMS marketing platform for restaurants

Text Marketing &
Feedback on Autopilot

boostly.com Orem Utah

Technology | Y Combinator | B2B | SaaS | Food Tech

LEAD INVESTOR

AngelList Portfolio Team

We recently invested in Boostly through the Stonks YC Access Fund I. We have been extremely impressed with Shane and his ability to execute on the Boostly mission. His experience in both sales and operations, as well as his ability to identify and capitalize on market opportunities, makes him a great leader. In a world of automation and simplicity for customers, Boostly is taking it to the next level with their automated text marketing. Making it easier for restaurants to focus on what really matters.

Invested $50,000 this round & $25,000 previously

Highlights

1. $105k MRR, 400+ customers
2. Repeat founders with an exit in the restaurant business
3. Offers SMS marketing, real-time feedback and phone automation services
4. $23b market (ARPA: $350/month)
5. $1.1M raised in this round from Cathexis Ventures and Dragon Capital. Bootstrapped until this raise.

Our Team

Shane Murphy Co-founder & CEO

Previously ran sales for Jolt, a restaurant operations software company, and was a sales leader, early team member, and investor in American HealthCare Lending (acquired by Prosper Marketplace).

Mikey Murphy Co-founder

Consummate generalist w/ a focus on product; BYU CS, Techstars '16, & 3x CTO.

Pitch



















Boostly

The SMS marketing platform for restaurants

We provide an automated text marketing and feedback system to restaurants that works seamlessly with their point of sale and online ordering systems.

Our restaurant partners typically get $10-$15 back for every dollar that they spend with us.

$105k in Monthly Revenue

$100,000
$75,000
$50,000
$25,000
$0
Jan '21
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400 Restaurants

We founded Boostly in 10/2017 and went through a few pivots before we landed on this current concept that we've grown to roughly $1m in annual revenue through outbound sales. We're just getting warmed up and plan to grow our marketing channels in the months to come.

Repeat Founders w/ an Exit

Not Related

Shane Murphy
CEO

Jolt — *Restaurant SaaS*
American Healthcare Lending — *$21M Exit*

Mikey Murphy
CTO

trace — *Techstars*

Dante | Pizza One
(3 Locations in NJ)

1st 12 months Using Boostly



Revenue Generated	$189,475
Feedback Received	1,950
5 Star Reviews	536
Paid to Boostly	$25,144

Problems

- Restaurants live or die based on their ability to get their customers ordering regularly, but over 60% of a restaurant's customer base never make it in for a 2nd visit.

- Customer data is notoriously hard for restaurant owners to access because it's in several different systems with various accessibility challenges.

- Restaurant owners are strapped for time and often lack any marketing know-how.

- Most restaurant marketing lacks good tracking to know exactly how it's working.

3rd party delivery platforms charge up to 35% commissions to restaurants.

This makes it imperative for restaurants to be able to market directly to their customers.

$23B

Market

1.5 M Restaurants

4 M Brick & Mortar Retail

Avg Revenue: $350 / month

Our Solution

- We aggregate customer data from several data sources for the restaurant & get customers to opt in to receive texts from the store.

- We put text marketing on autopilot with weekly offers, birthday deals, &

relevant reminders.

- While the customer eats, we solicit feedback via a 2 click survey and help to connect the restaurant with the guest if there was an issue or generate a 5 star review on Google.

- We track the restaurant's ROI across all of their sales channels (online, over the phone, or in-store).

Boostly Vision: The Software CMO for Restaurants

A suite of tools that puts all of the restaurant's customer data into one place, makes that data actionable, and drives customers to purchase more often.







SMS Marketing
Automatically drive extra revenue and increasing customer purchase frequency.

Feedback
Collect real-time feedback and generate reviews.

Phone Automation
Automatically convert call-in orders to online orders.

& more…